Exhibit (a)(1)(x)

Cash Payment Statement

Last & First Name	Eligible Options	Exercise Price Range	Per Share Cash Payment	Total Gross Cash Payment (Eligible Options x Per Share Cash Payment)
		$48.01 - $60.98	$1.19	$
		$44.01- $48.00	$1.54	$
		$40.01 - $44.00	$2.02	$
		$36.01 - $40.00	$2.39	$
		$32.00 - $36.00	$2.90	$

Total Gross Cash Payment				$

The Total Gross Cash Payment above will be taxable income to you and will be reduced by all required income and payroll tax withholdings.  The income will be reported as income in the Form W-2 delivered to the IRS in 2010 for the 2009 year.

Data as of January 13, 2009